Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen New York Select Quality
Municipal Fund, Inc.
33-39796
811-6295

A special meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, with the meeting being subsequently adjourned to October 22, 2007 and then adjourned to November 8, 2007, at this meeting shareholders were asked to vote on a new Investment
Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new investment management agreement
<c>Common and MuniPreferred shares voting together as a class
   For
            11,804,564
   Against
                 648,542
   Abstain
                 579,245
   Broker Non-Votes
              3,945,929
      Total
            16,978,280



Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950134-07-012848.